Exhibit 99.2

70 Dalhousie Street Suite 300 Québec City, Québec G1K 4B2 Canada www.steinmonast.ca	Telephone: 418 529 6531 Fax: 418 523 5391

Québec City, June 18, 2021

TO :	Autorité des marchés financiers (as principal regulator)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Ontario Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Alberta Securities Commission
British Columbia Securities Commission

Re:	Nouveau Monde Graphite Inc. (the “Issuer”)

Dear Sirs/Mesdames:

We refer to the Prospectus Supplement dated June 18, 2021 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus Supplement of the Issuer dated May 19, 2021, forming part of the registration statement on Form F-10 (File No. 333-256340) filed by the Issuer with the U.S. Securities and Exchange Commission, relating to the distribution of 7,000,000 common shares of the Issuer (the “Common Shares”) for aggregate gross proceeds of US$52,500,000 at a price of US$7.50 per Common Share.

We hereby consent to the use of our firm’s name under the headings “Documents Filed as Part of the Registration Statement” and “Legal Matters”. We also consent to the use of our firm’s name and reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions in the Prospectus or that are within our knowledge as a result of the services we performed in connection with the preparation of such opinions.

Yours very truly,

(s) Stein Monast L.L.P.

Stein Monast L.L.P.

member of risk management counsel of canada (rmc/agr)